UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*


GREAT LAKES REIT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

390752 10 3
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 6 pages

1.	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Northwestern Mutual Life Insurance Company
39-0509570

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	Instructions)

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF		5.	SOLE VOTING POWER
  SHARES
BENEFICIALLY				0
  OWNED BY
   EACH			6.	SHARED VOTING POWER
 REPORTING
  PERSON					508,191
   WITH
7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

508,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  508,191

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions):  N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.8%

12.	TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

(a)	Name of Issuer:  Great Lakes REIT, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	823 Commerce Drive, Suite 300, Oak Brook, IL 60521

Item 2

(a)	Name of Person Filing:  The Northwestern Mutual
	Life Insurance Company

(b)	Address of Principal Business Office:  720 East
	Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization:  Wisconsin

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  390752 10 3

Item 3	If this statement is filed pursuant to Rules
	13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under Section 15
	of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[X] Insurance Company as defined in
	section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under
	section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under
	section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which
	is subject to the provisions of the
	Employee Retirement Income Security Act
	of 1974 or Endowment Fund; see
	section 240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with
	section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)	[ ] Group, in accordance with section
	240.13d-1(b)(1)(ii)(H)

Item 4	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned:  508,191 shares.  Of
such amount, 26,191 shares represent underlying shares of Class A Convertible Preferred Stock (which are automatically convertible into Common Stock on a one-for-one basis, subject to adjustment, in certain circumstances). The
Class A Convertible Preferred Stock is also subject to mandatory cancellation in certain circumstances. No such shares at the date hereof have been converted or cancelled. All 508,191 shares of Common Stock are owned by Logan, Inc., an indirect wholly owned subsidiary of The Northwestern Mutual Life Insurance Company.

(b)	Percent of Class:  5.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
	0


(ii)	shared power to vote or to direct the
	vote:  508,191

(iii)	sole power to dispose or to direct the
	disposition of:  0

(iv)	shared power to dispose or to direct the
	disposition of:  508,191

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of
	Another Person:  N/A

Item 7	Identification and Classification of the
	Subsidiary Which Acquired the Security Being
	Reported on By the Parent Holding Company:  N/A

Item 8	Identification and Classification of Members of
	the Group:  N/A

Item 9	Notice of Dissolution of Group:  N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1997

						THE NORTHWESTERN MUTUAL LIFE
						INSURANCE COMPANY


						By:  /s/  John M. Bremer
							John M. Bremer
							Senior Vice President,
							General Counsel and
							Secretary

61739




CUSIP NO.:  390752 10 3		13G		Page 6 of 6 Pages